SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2004

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F X   Form 40-F ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

                         Internet Gold-Golden Lines Ltd.

6-K Items

1. Press Release re Internet Gold Increases Penetration in Israeli Search Engine Market dated January 27, 2004.

                                                                          Item 1

Release                                                    Source: Internet Gold

Internet Gold Increases Penetration in Israeli Search Engine Market

Tuesday January 27, 7:07 am ET

PETACH TIKVA, Israel, Jan. 27 /PRNewswire-FirstCall/ -- Internet Gold (Nasdaq:
IGLD - News) today reported that during fourth-quarter 2003, it increased its activity in the rapidly growing Israeli search engine market. Internet Gold's MSN Israel subsidiary reported a 56% increase in sales of MSN Search in Hebrew during the quarter.

MSN Search in Hebrew is an independent Microsoft search engine, utilizing the search engine platform developed by Microsoft Corporation. In addition, Internet Gold has a strategic cooperation with Netex a popular Israeli navigation system and search engine. Netex (patent pending) provides the first comprehensive solution for the Internet user to reach websites directly in his mother language.

Internet Gold estimates that revenues in the Israeli search engine market will reach US$4 million in 2004. Through the activity of its two brands, Internet Gold estimates that it currently holds 35 percent of this market.

Internet Gold's CEO, Eli Holtzman, commented: "Just as more and more people worldwide are accessing the speed and power of search engines to get the information they need, we estimate that the growth of Israel's search engine market will continue to accelerate in coming years.

"Many advertisers are leveraging both the easy availability and the relatively low prices of this powerful tool, and a number of them advertise their products and services on different search engines simultaneously. These trends produce excellent potential for our efficient search engine, MSN Search in Hebrew, as well as for Netex and I expect our sales in this market to increase in 2004."

About Internet Gold

Internet Gold is a leading Internet service provider in Israel. The Company provides a wide array of Internet services tailored to the needs of residential and business subscribers, including Internet access and related value-added services, as well as content through its portals. The Company provides the full variety of Internet access services including Broadband access via DSL lines and Cables, dial-up and private lines. Internet Gold operates the leading portal in Israel through its MSN Israel subsidiary (50.1%) with Microsoft Corp. and is a leading e-Commerce provider in Israel through its e-Commerce joint venture, Gold Trade (48.3%). In addition, Internet Gold has two wholly owned subsidiaries, Gold Mind focusing on Internet value added services and Internet Gold International specializing in international internet and communication services. For additional information about Internet Gold, please visit our Website at www.igld.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

     For further information, please contact:
     Ms. Idit Azulay, Internet Gold
     +972 3 939-9848
     idita@co.zahav.net.il

     Or

     Mrs. Ayelet Shaked Shiloni
     Integrated IR
     +972 3 635-6790
     ayelet@integratedir.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                         INTERNET GOLD-GOLDEN LINES LTD.
                                  (Registrant)



                                            By /s/Eli Holtzman
                                               --------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  January 28, 2004